Globavend Holdings Limited

Office 1401, Level 14, 197 St Georges Tce

Perth, WA 6000

Australia

October 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	Globavend Holdings Ltd (the “Company”) (CIK No. 0001978527)
Registration Statement on Form F-1, as amended
File No. 333-274166

Ladies and Gentlemen:

The Company hereby respectfully withdraws its request submitted on October 18, 2023, for acceleration of the effectiveness of the above referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, on October 19, 2023 at 5:30 p.m., Eastern Time.

Very truly yours,

Globavend Holdings Ltd

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman and Chief Executive Officer